January 21, 2022

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attn: Tyler Howes and Tim Buchmiller, Staff Attorneys

Re :	Sharps Technology Inc.
Draft Registration Statement on Form S-1
Submitted December 3, 2021
CIK No. 0001737995

Dear Mr. Howes and Mr. Buchmiller:

On behalf of Sharps Technology Inc. (the “Company”), please find below responses to certain questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated December 30, 2021 relating to the Company’s Draft Registration Statement submitted on Form S-1 filed December 3, 2021.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the comment letter have been restated and are followed by the Company’s responses in italics.

Draft Registration Statement on Form S-1 submitted December 3, 2021

Company Overview, page 5

1. We note your disclosure that Sharps Provensa is a FDA-cleared safety syringe. Please disclose when you received FDA clearance/approval and the indicated use(s) for the device.

Response:

The Company Overview section has been revised to disclose that FDA clearance for the Sharps Provensa was granted on June 12, 2006, for subcutaneous and intramuscular injections into the human body.

2. We note your disclosure that you “anticipate that [you] will commence receiving orders for and producing commercial quantities of [y]our Sharps Provensa upon and subject to successful completion of this offering.” Please revise to clarify if you have received any orders to date and include risk factor disclosure, if appropriate.

Response:

The Company Overview section has been revised to clarify that the Company has not received any orders to date, and risk factor disclosure has been added. The S-1 has been further revised to clarify that although the Company currently has some production capacity and thus ability to receive and fulfill orders, the Company expects that completing this offering will allow it to increase its production capacity and thus help it to generate and fulfill orders.

Market Opportunity, page 5

3. Please balance your disclosure that each automated assembly line is designed to produce 75 million units per year by discussing your current manufacturing capacity and your capacity if you are able to consummate the purchase of the assets or shares of Safegard.

Response:

The discussion of “Market Opportunity” has been revised to disclose the Company’s current manufacturing capacity and that the Company’s capacity won’t be affected if it consummates the purchase of the assets or shares of Safegard. As disclosed in the revised S-1, the Company’s current production capacity is 25 million units per year, limited by the number of components which can be produced from existing molds and molding machines. The capacity will not be affected by the purchase of Safegard, because the Company already operates the production facility for the safety syringes.

Risk Factors, page 8

4. We note that the closing of your purchase of the Safegard assets or shares is to occur no later than February 28, 2022, following which, if not exercised, your option will expire. Please include a risk factor discussing the material risks related to the option agreement for the purchase of Safegard Medical’s stock or assets.

Response:

A risk factor has been added discussing the material risks related to the option agreement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Summary of Significant Accounting Policies

Stock-Based Compensation Expense, page 22

5. Since your common stock is not publicly traded, please revise to disclose how you determined the fair value of the common stock underlying your stock options issued as compensation and restricted stock awards. Describe in detail the valuation methodology and significant assumptions that you used in estimating the fair value of the options issued during the periods presented.

Response:

The disclosure regarding stock-based compensation has been revised in accordance with the Staff’s comment.

6. Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances. Please discuss with the staff how to submit your response.

Response:

The Company notes at this time that the valuations of the common stock was made based on private placements that the Company has completed. The Company is prepared to discuss this matter further with the staff at such time as the Company and the Underwriter have determined an estimated offering price or range.

Results of Operations, page 27

7. We reference the disclosure on page 19 and 20 that you have devoted substantially all of your resources to the research and development of your safety syringe products. Please revise to provide quantitative or qualitative disclosure that provides more transparency as to the type of research and development expenses incurred during each period presented (i.e., by nature or type of expense) which should reconcile to total research and development expense on the Statements of Operations.

Response:

The results of operations section has been revised to provide more transparency as to the type of research and development expenses incurred during each period presented, and is now consistent with the total research and development expense on the Statements of Operations.

8. We reference the disclosures that attribute the increases in payroll and consulting expenses to increased salaries and number of employees and consultants. Please revise to provide more clarify on the nature of employee and consultant positions that contributed to the increase and consider quantifying the number of employees added during each period.

Response:

The revised MD&A has clarified the payroll and consulting expenses as requested. Please note that the reference to labor costs incurred is related to one component of the operating costs being paid for at the Safegard facility, where the Company is performing continued research and development efforts. The reference to labor has been changed to the work force of Safegard for which the Company reimburses all salaries and related benefits incurred.

9. We reference your presentation of payroll and consulting expenses as a separate line item in the Statement of Operations. Yet you also attribute the increase in research and development expense for all periods presented to the increase in cost of labor. Please tell us why you do not consistently allocate payroll expenses between the expense categories in the Statement of Operations.

Response:

The Company has revised the financial statements and MD&A included in the S-1 such that payroll and consulting fees are classified within the expense categories in either research and development or general and administrative expenses in the Statement of Operations. As noted in response to comment 8, the increase in cost of labor, was related to the portion of the operating costs being paid to use the work force at the Safegard facility.

Business

Background and Overview, page 30

10. We see that you entered into an asset/share purchase agreement with Safegard for the option to purchase either the stock of Safegard or certain assets of Safegard, which expire if not exercise prior to February 28, 2022. Tell us how you considered Rule 3-05 of Regulation S-X in determining whether the financial statements of Safegard are required to be included in the registration statement.

Response:

The Company has considered Rule 3-05. The Company believes that the probable acquisition of Safegard is expected to qualify as an Asset purchase under ASC 805 –” Business Combinations”. The Company has determined that the inclusion of the Safegard financial statements, if available, in accordance with either GAAP or IFRS, would provide no value to potential investors due to: 1) no risk of contingencies since no liabilities are being assumed and 2) the dormant business will not be continued with respect to carryover of customers, sales force, their revenue producing products or distribution channels. Further, no trademarks will be part of the assets being purchased.

The final accounting for the acquisition of the assets of Safegard will occur upon the closing. The Company is purchasing the building/factory and land on which it is located which the Company is currently utilizing for research and development activities and the residual machinery whose future benefit/value is yet to be determined. The manufacturing of the Company’s products has required the purchase of custom molds, molding and assembly machinery.

To give the Staff some context, Safegard had limited business activity in 2020 and in fact had stopped producing their products when the Company originally entered into the Asset/Share Purchase Agreement with Safegard on June 10, 2020. Due to European laws, Safegard was required to continue to pay their work force during the winding down process. It was during this process, that the Company was introduced to Safegard and an arrangement was reached whereby the Company would assess the facility, and test the equipment and work force to see if it was compatible with the Company’s business plan. During this due diligence period, it was agreed that the Company would be responsible for 50% of the costs of the work force and any other costs to operate the facility. Primarily, due to Covid which made travel to Hungary very difficult, this due diligence period had to be extended. In 2021, it was agreed that the Company would be responsible for 100% of the operating costs of the facility, which had increased with the R&D activities the Company was conducting. The primary operating costs that have been incurred have primarily related to use of their workforce, utilities and other services. All of these costs, classified as R&D expenses, are part of the Company’s financial statements for 2020 and 2021.

Business

Intellectual Property, page 34

11. Please revise to include a more fulsome discussion of your two outstanding patent applications including potential expiration dates, applicable jurisdictions, whether the patent applications are owned or licensed and the type of patent protection that is being sought

Response:

The intellectual property disclosure has been revised to include a more fulsome discussion of the Company’s two outstanding patent applications in accordance with the Staff’s comment.

Management, page 35

12. For the background disclosure of Paul K. Danner and Timothy Ruemler, please describe the business experience of each during the past five years including their principal occupations and the name and principal business of any corporation where they were employed. Refer to Regulation S-K Item 401(e)(1).

Response:

The biographical information for Mr. Danner and Mr. Duemler has been revised in accordance with the Staff’s comment.

Policies and Procedures for Related Party Transactions, page 40

13. Please disclose the standards that will be applied in determining whether to approve any of the transactions described in this section. Refer to Item 404(b)(1)(ii) of Regulation SK.

Response:

The registration statement has been revised to disclose the standards that will be applied in determining whether to approve related party transactions described in accordance with the Staff’s comment.

Financial Statements for the year ended December 31, 2020

Statements of Operations and Comprehensive Loss, page F-3

14. We note you present non-cash stock-based compensation as a separate line item in your income statement. Please modify your statement of operations for all periods to present the expense related to stock-based payment arrangements in the line or lines as cash compensation paid to the same employees. Refer to SAB Topic 14:F.

Response:

The Company has reclassified expenses related to stock-based compensation to the categories, (either research and development or general and administrative), that the compensation or consulting fees relate to.

General

15. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

The Company will provide the staff supplementally with all such requested written communications. There have not been any such written communications to date.

Sincerely,

/s/ Jeff Cahlon